UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

                              Commission File Number  333-41497

                 MERCER INSURANCE GROUP, INC.
     (Exact name of registrant as specified in its charter)

10 North Highway 31, Pennington, New Jersey 08534  (609)737-0426
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Common Stock, no par value per share
    (Title of each class of securities covered by this Form)

                         None
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(i)  [ ]
     Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(ii) [ ]      Rule 12h-3(b)(2)(ii) [ ]
                                   Rule 15d-6           [ ]

     Approximate number of holders of record as of the
certification or notice date:            0             .

     Pursuant to the requirements of the Securities Exchange Act of 1934, Mercer Insurance Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: March 26, 1999         By: /s/ Andrew R. Speaker
                                   Andrew R. Speaker, Executive
                                   Vice President and Chief
                                   Operating Officer